Name of Issuer: Archon Corporation***Previously Filed 2/10/05 with Name of Issuer incorrectly stated.
Should have read Archon Corporation.
Title of Class of Securities:  Common
Cusip:  03957p101
Date of Event:  December 31, 2004

 1) Name of Reporting Person: BMI Capital Corporation
 2) Appropriate Box if a Member of a Group (b)
 3) SEC Use Only
 4) Place of Organization  Delaware
 5) Sole Voting Power 0
 6) Share Voting Power 0
 7) Sole Dispositive Power  238,400
 8) Shared Dispositive Power   0
 9) Aggregate Amount Beneficially owned by Each Reporting Person 238,400
12) Type of Reporting Person:  IA

Item 1:
a) Name of Issuer:                        Archon Corporation
b) Address of Issuers Business Office.    3993 Howard Hughes Pkwy, Ste 630
                                          Las Vegas, NV  89109
Item 2:
a)  Name of Person Filing:  	      BMI Capital Corporation

   b)  Address of Principal Office:       570 Lexington Avenue
					            New York, NY 10022

b)  Place of Organization:			Delaware

   d)  Title of Class of Securities       Common

   e)  Cusip                             03957p101




Item 3:
   If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
(c), check whether this person is a:

e) An Investment Advisor in accordance with 240.13d-1 (b)(1)(ii)(E)

Item 4:
a) Amount beneficially owned: 238,400
b) Percent of class: 3.83%
c) Number of shares as to which the person has:

(iii) Sole power to dispose or to direct the disposition of 238,400

Item 5:
Ownership of 5 Percent or Less of a Class. If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [X].

Item 10:   Certification
(b) The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct



Rozanne Collura
Vice President
Date:  February 10, 2005